Exhibit 99.1

PRESS RELEASE
Richmont Mines Inc., 1501 McGill College Avenue, Suite 2930, Montreal, QC H3A 3M8 Canada

IMMEDIATE RELEASE

GOLD INDUSTRY VETERAN EBE SCHERKUS TO JOIN THE RICHMONT MINES BOARD OF DIRECTORS

MONTREAL, Quebec, Canada, April 12, 2012 – Richmont Mines Inc. (TSX – NYSE Amex: RIC), (“Richmont” or the “Corporation”) is pleased to announce the appointment of gold industry veteran Ebe Scherkus to its Board of Directors effective immediately.

Mr. Scherkus recently retired as President and Chief Operating Officer of Agnico-Eagle Mines Limited (“Agnico-Eagle”) after a 27 year career with the company. He served as President and Chief Operating Officer of Agnico-Eagle from December 2005 until his retirement in February 2012. Prior to becoming President and COO of Agnico-Eagle, Mr. Scherkus served as Executive Vice-President, Operations from 1998 to 2005, as Vice-President, Operations from 1996 to 1998, as the manager of the company’s La Ronde Division from 1986 to 1996, and as a project manager from 1985 to 1986. Mr. Scherkus is a graduate of McGill University (B.Sc), a member of the Association of Professional Engineers of Ontario, and the past President of the Quebec Mining Association.

“We are extremely pleased to have someone of Ebe’s caliber join our Board” stated Greg Chamandy, Executive Chairman of Richmont’s Board of Directors. “Ebe’s extensive experience in opening, building, and acquiring gold mines over the last 27 years will be of tremendous benefit to Richmont. We are in the process of building Richmont into a world-class, intermediate gold mining company and I have assembled our Board to support and foster that goal. I would like to thank Mr. Denis Arcand and Mr. Raynald Vézina, whom will finish their mandate with the Corporation’s Board in May, for their contribution to Richmont’s success over the years.”

Biographies of the members of the Board of Directors up for re-election at the Corporation’s annual meeting, scheduled for May 10th, 2012, are detailed in Annex 1 at the end of this press release.

About Richmont Mines Inc.
Richmont has produced over 1,200,000 ounces of gold from its operations in Quebec, Ontario and Newfoundland since beginning production in 1991. The Corporation currently produces gold from its Island Gold and Beaufor mines, and is currently advancing its Francoeur Mine to commercial production, which should increase Richmont’s production to approximately 100,000 ounces of gold on an annual basis. With extensive experience in gold exploration, development and mining, the Corporation is well positioned to cost-effectively build its Canadian reserve base through a combination of organic growth, strategic acquisitions and partnerships. Richmont routinely posts news and other important information on its website (www.richmont-mines.com).

GOLD INDUSTRY VETERAN EBE SCHERKUS TO JOIN THE RICHMONT MINES BOARD OF DIRECTORS
April 12, 2012

Forward-Looking Statements
This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Richmont Mines' Annual Information Form, Annual Reports and periodic reports.

For more information, please contact:

Investor Relations:
Jennifer Aitken
RICHMONT MINES INC.
Phone: 514 397-1410
E-mail: jaitken@richmont-mines.com

Ticker symbol: RIC
Listings: TSX – NYSE Amex
Web Site: www.richmont-mines.com

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GOLD INDUSTRY VETERAN EBE SCHERKUS TO JOIN THE RICHMONT MINES BOARD OF DIRECTORS
April 12, 2012

ANNEX I

H. Greg Chamandy - Executive Chairman of the Board
Mr. Chamandy has been a Director of Richmont since May 2009. Mr. Chamandy has extensive experience in the public markets, first as co-founder, Chairman and Chief Executive Officer of Gildan Activewear Inc. (“Gildan”) from 1984 to 2004. After retiring from Gildan, he became Chairman and co-owner of Europe’s Best Inc., North America’s largest selling brand of frozen fruit, which was sold to JM Smucker & Co. in 2008. Mr. Chamandy is currently the Chairman of Oxbridge Bank & Trust SCC (“Oxbridge”), a Barbados private bank that caters to high net worth clients. He is also the Chairman of Liquid Nutrition Group Inc., a public company in the Health & Wellness industry listed on TSX Venture.

Bob Buchan – Director and Vice Chairman of the Board
Mr. Buchan is Executive Chairman of Allied Nevada Gold Corp., and has been since the company was formed in 2007. Prior to that he was one of the founding shareholders of Katanga Mining Limited and acted as that company's Chairman from 2004 until 2007. In 1993 he founded Kinross Gold Company and acted as that company's CEO until he retired in 2004. Currently he is on the Board of Directors of a number of other companies in the resource business, including as Chairman of Polyus Gold International Limited, Russia's largest gold mining company. Mr. Buchan has been a Director and Vice-Chairman of the Board of Richmont Mines since January 2012.

Elaine Ellingham – Director
Ms. Ellingham is a professional geoscientist with over 25 years of experience in the mining industry. Ms. Ellingham is President of Ellingham Consulting Ltd., a company providing geological and corporate finance services to international clients. She spent eight years with the Toronto Stock Exchange, from 1997 - 2005, in a number of capacities including National Leader of Mining, and served on the TSX Stock List Committee. Ms. Ellingham was Senior VP, Investor Relations for IAMGOLD Corporation and has a range of experience in mineral exploration, corporate development and investor relations for mining companies including Campbell Resources Inc., Rio Algom Exploration Inc., and St. Joe Canada Inc. Ms. Ellingham is currently a director of Continental Nickel Ltd., and is a former director of NewWest Gold Corporation. Ms. Ellingham has been a director of Richmont Mines since February 2010.

Sidney M. Horn – Director and Corporate Secretary
Mr. Horn is a Partner in the Montreal office of Stikeman Elliott LLP. He received the highest practitioner rating in the Canadian Legal Directory LEXPERT in the areas of corporate commercial, corporate finance and securities, and mergers and acquisitions. He is listed in the 2010 edition of “The Best Lawyers in Canada” and in the 2010 edition of “A Guide to the Leading 500 Lawyers in Canada”. He is a member of the Boards of Directors of Astral Media Inc., The Wet Seal, Inc., Genworth MI Canada Inc. and Prime Restaurants of Canada Inc. Mr. Horn was named Corporate Secretary in December 2009 and was named a director in March 2012.

GOLD INDUSTRY VETERAN EBE SCHERKUS TO JOIN THE RICHMONT MINES BOARD OF DIRECTORS
April 12, 2012

Réjean Houle – Director
Mr. Houle is an Ambassador for the Montreal Canadiens Hockey Club Inc., is the President of The Montreal Canadiens Alumni Association, and served as General Manager of the Canadiens from November 2000 until October 2005. Prior to that, Mr. Houle was Director of Public Relations for Molson Breweries Inc., after having retired from a very successful career as a professional hockey player in the National Hockey League. Mr. Houle is also on the Board of Directors of the Fondation du Canadien pour l'enfance, and the Marc-Aurèle Fortin Museum. Mr. Houle has been a director of Richmont Mines since 1989.

Sam Minzberg – Director
Mr. Minzberg is a senior partner with the law firm Davies Ward Phillips & Vineberg LLP in Montreal, and is a member of the firm’s Management Committee. Mr. Minzberg specializes in corporate, commercial and tax law. He was previously President and CEO of Claridge Inc., a management and holding company on behalf of the Charles R. Bronfman Family. Mr. Minzberg also serves on the Board of Directors of Quebecor Media Inc., HSBC Bank Canada, HSBC North America Holdings Inc. and Reitmans (Canada) Limited. Mr. Minzberg has been a director of Richmont Mines since February 2010.

Michael Pesner – Director
Mr. Pesner is President of Hermitage Canada Finance Inc., a company that specializes in financial advisory and investment banking services. Previously, Mr. Pesner was a Senior Partner in Financial Advisory Services at the Montreal offices of KMPG, prior to which he was National Executive, Corporate Recovery Partner at KMPG predecessor firm Thorne Ernst & Whinney. Mr. Pesner also serves on the Board of Directors of the public companies Quest Rare Minerals Inc., Bitumen Capital Inc., Mint Technology Corporation, and Sand Technology Inc., and the privately-held companies Speedware Inc. and Above Security Inc. Mr. Pesner has been a director of Richmont Mines since November 2010.

Eberhard Scherkus – Director
Eberhard Scherkus, P.Eng., was the President and Chief Operating Officer of Agnico-Eagle from December 2005 until his retirement in February 2012. Prior to this, Mr. Scherkus served as Executive Vice-President and Chief Operating Officer from 1998 to 2005, as Vice-President, Operations from 1996 to 1998, as a manager of Agnico-Eagle LaRonde Division from 1986 to 1996 and as a project manager from 1985 to 1986. Mr. Scherkus is a graduate of McGill University (B.Sc.), a member of the Association of Professional Engineers of Ontario and past president of the Quebec Mining Association. Mr. Scherkus was appointed as a director of Richmont Mines on April 10, 2012.